UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 17 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated 17 August 2004  -  Headline 'Holding(s) in Company'




SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                      ACCOUNT DESIGNATION       NO. OF SHARES

BANK OF IRELAND                                                         79,557
BARCLAYS CAPITAL NOMINEES LTD                                           29,772
BARCLAYS TRUST CO R69                                                    9,330
CHASE NOMINEES LTD                                   16376             248,383
CHASE NOMINEES LTD                                   20947           1,119,575
INVESTORS BANK AND TRUST CO                                          1,447,687
INVESTORS BANK AND TRUST CO                                            107,094
INVESTORS BANK AND TRUST CO                                            271,341
INVESTORS BANK AND TRUST CO                                            659,913
INVESTORS BANK AND TRUST CO                                              4,370
INVESTORS BANK AND TRUST CO                                            409,613
INVESTORS BANK AND TRUST CO                                          2,096,290
INVESTORS BANK AND TRUST CO                                            263,420
INVESTORS BANK AND TRUST CO                                              6,491
INVESTORS BANK AND TRUST CO                                              5,926
INVESTORS BANK AND TRUST CO                                             12,502
INVESTORS BANK AND TRUST CO                                             79,182
INVESTORS BANK AND TRUST CO                                            633,654
INVESTORS BANK AND TRUST CO                                              4,856
INVESTORS BANK AND TRUST CO                                             94,248
JP MORGAN (BGI CUSTODY)                              16331             112,602
JP MORGAN (BGI CUSTODY)                              16338              30,016
JP MORGAN (BGI CUSTODY)                              16341             304,714
JP MORGAN (BGI CUSTODY)                              16341              34,192
JP MORGAN (BGI CUSTODY)                              16342              56,272
JP MORGAN (BGI CUSTODY)                              16344               9,799
JP MORGAN (BGI CUSTODY)                              16345              18,876
JP MORGAN (BGI CUSTODY)                             164000           4,009,018
JP MORGAN (BGI CUSTODY)                              18408              25,916
JP MORGAN CHASE BANK                                                    13,651
JP MORGAN CHASE BANK                                                    70,753
JP MORGAN CHASE BANK                                                    97,982
JP MORGAN CHASE BANK                                                    34,520
JP MORGAN CHASE BANK                                                    53,105
JP MORGAN CHASE BANK                                                   213,437
JP MORGAN CHASE BANK                                                     9,630
JP MORGAN CHASE BANK                                                     3,105
JP MORGAN CHASE BANK                                                     4,349
JP MORGAN CHASE BANK                                                     4,898
JP MORGAN CHASE BANK                                                    47,723
JP MORGAN CHASE BANK                                                    54,006
JP MORGAN CHASE BANK                                                    20,000
MELLON TRUST - BOSTON                                                   73,981
MELLON TRUST OF NEW ENGLAND                                             53,472
MITSUBISHI TRUST INTERNATIONAL                                           2,662
NORTHERN TRUST BANK-BGI SEPA                                            54,302
NORTHERN TRUST BANK-BGI SEPA                                           115,569
NORTHERN TRUST BANK OF ARIZONA                                          18,629
R C GREIG NOMINEES LTD A/C                  BL1                         14,810
R C GREIG NOMINEES LTD A/C                  CM1                          8,400
R C GREIG NOMINEES LTD A/C                  GP1                         15,860
R C GREIG NOMINEES LTD A/C                  SA1                         13,462
STATE STREET                                                             9,608
STATE STREET BOSTON                                                     38,320
STATE STREET BOSTON                                                    417,536

                          TOTAL                                     13,648,379

5. Number of shares / amount of stock acquired

13,648,379

6. Percentage of issued class

3.04%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

11 AUGUST 2004

11. Date company informed

17 AUGUST 2004

12. Total holding following this notification

13,648,379

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MISS A MARTIN - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

17 AUGUST 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 17 2004                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman